UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

              The Western Company of North America
                        (Name of Issuer)

             Common Stock, par value $.10 per share
                 (Title of Class of Securities)

                           958043 40 8
                         (CUSIP Number)

                       Marc Weitzen, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 21st Floor
                    New York, New York 10036
                         (212) 626-0800
  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        November 9, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 SCHEDULE 13D - AMENDMENT NO. 1

          The undersigned Registrants hereby amend their statement on Schedule 13D relating to the common stock, par value $.10 per share, of the Western Company of North America as set forth herein. Unless otherwise indicated, capitalized terms contained herein shall have the meaning ascribed to them in Registrants' prior statement on Schedule 13D.

Item 4.  Purpose of Transaction

          Item 4 is hereby amended to add the following:

          On November 9 and 10, 1994, Registrants held separate conversations with representatives of the Issuer and BJ Services
Company ("BJC") regarding BJC's previously announced proposal (the "Proposal") to acquire the Issuer.

          In their conversations, Registrants informed both the Issuer and BJC that, based upon Registrants' evaluation of the Proposal, Registrants agreed with the Issuer that the price being offered by BJC to the Issuer was inadequate. Registrants indicated to BJC that, in lieu of an inadequately priced offer by BJC for the Issuer, a preferable alternative for stockholders of the Issuer would be for the Issuer to acquire BJC. Registrants' belief that such a structure may be in the best interests of stockholders of the Issuer is based upon its view of the domestic and international positions of each company and their respective managements. Registrants further indicated to BJC that Registrants might be willing to contribute up to $150 million toward the acquisition of BJC in a non-hostile transaction at a meaningful premium to market and that it believed that the Issuer could finance the balance of the purchase price. While broaching the matter with the Issuer earlier on November 9, 1994, the Issuer indicated to Registrants that if Registrants had a proposal to make, the Issuer would give it due consideration since it is willing to explore any proposal designed to maximize shareholder value.

     On November 10, 1994, BJC called Registrants stating that BJC believed that the price offered in BJC's Proposal was essentially adequate and that, if such price were not accepted, BJC might withdraw its Proposal. Registrants stated it was certainly BJC's prerogative to withdraw its Proposal but if BJC attempted to "force" the Issuer's stockholders to accept an offer which both the Issuer and one of its largest stockholders deem inadequate, Registrants might be compelled to consider taking countermeasures that would thwart this. Registrants and BJC went on to discuss on a hypothetical basis how these countermeasures could be effectuated.

     No agreements, arrangements or understandings have been reached as a result of the aforementioned conversations.

     On October 14, 1994, Registrants called each of the Issuer and BJC (as Registrants indicated they would do in their initial statement on Schedule 13D filed with the Securities Exchange Commission) introducing themselves and expressing Registrants' interest in facilitating any possible business combination between the Issuer and BJC which would be in the best interest of the stockholders of the Issuer.

          On October 19, 1994, Registrants filed a notification under the HSR Act with respect to the Shares of the Issuer.

                           SIGNATURES

               After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value
$.10 per share, of The Western Company of North America, a Delaware corporation, is true, complete and correct.


Dated: November 11, 1994

                                   ICAHN HOLDING CORPORATION
                                   HIGHCREST INVESTORS CORP.
                                   ACF INDUSTRIES HOLDING CORP.
                                   ACF INDUSTRIES, INCORPORATED



                                       /s/ Carl C. Icahn
                                       all by Carl C. Icahn




                                       /s/ Carl C. Icahn
                                       Carl C. Icahn


                                   RIVERDALE INVESTORS CORP., INC.
                                   UNICORN ASSOCIATES CORPORATION
                                   CHELONIAN CORP.



                                   By:  /s/ Gail Golden
                                        Gail Golden
                                   Its: Vice President


        [Signature Page of Schedule 13D with respect to The Western Company of North America]